CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

July 10, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ruairi Regan
Jeffrey Gabor

Re:	Primega Group Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed June 13, 2025
File No. 333-287735

Dear Sirs/Madams,

On behalf of our client, Primega Group Holdings Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 3, 2025 on the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on June 13, 2025 (the “Registration Statement”).

The Staff’s comments from its letter dated July 3, 2025 are repeated below in bold and followed by the Company’s responses. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1submitted June 13, 2025

General

1.	We note your response to prior comment 1. Please provide an expanded response to that comment to address clearly the terms of the ten separate SPAs with each of the Purchasers, pursuant to which Mr. Man sold an aggregate of 13,464,000 shares directly to the Purchasers on April 7, 2025. Also, address the last sentence of our prior comment to clarify why the company has elected to register the resales by these selling shareholders and why such resales are being registered at this time.

We acknowledge the Staff’s comments and respectfully submit our responses as follows:

(i)	Please provide an expanded response to that comment to address clearly the terms of the ten separate SPAs with each of the Purchasers, pursuant to which Mr. Man sold an aggregate of 13,464,000 shares directly to the Purchasers on April 7, 2025.

Prior to executing these transactions, Mr. Man Siu Ming held 17,840,000 Ordinary Shares of the Company, representing approximately 67.58% of the Company’s total outstanding Ordinary Shares. Effective from April 7, 2025, Mr. Man entered into separate Share Purchase Agreements “SPAs”) with a total of ten purchasers (each individually a “Purchaser” and collectively, the “Purchasers”), pursuant to which he sold an aggregate of 13,464,000 Ordinary Shares directly to these Purchasers. While the transactions were collectively negotiated by Mr. Man and all Purchasers, each Purchaser executed a separate SPA with substantially identical terms, differing only with regard to the number of Shares purchased and the corresponding aggregate consideration paid. No preferential treatment was given to any of the Purchasers.

Set forth below is a summary detailing the number of Shares acquired by each Purchaser and the respective aggregate purchase price paid pursuant to each SPA:

Purchaser	Number of Shares Purchased	Consideration (USD)
Navigators Capital Management Co., Limited	1,317,360	$476,652.82
GLOBALLINK COMMERCE LTD	1,056,000	$382,086.43
ZENITH HOTEL MANAGEMENT LTD	1,056,000	$382,086.43
GLOBALLINK TRADE LTD	860,640	$311,400.44
Zhi Ding Group Co., Limited	2,587,200	$936,111.76
JD Zhiding Technology Co., Limited	1,317,360	$476,652.82
Happiness Technology Co., LTD	1,317,360	$476,652.82
Public welfare happiness technology LTD	1,317,360	$476,652.82
Innovation Future Technology Co. LTD	1,317,360	$476,652.82
CLEVERAI LTD	1,317,360	$476,652.82

The purchase price of $0.36 per Share was established through arm’s-length negotiations between Mr. Man and the Purchasers, taking into account the then-prevailing market price for the Company’s Shares. On April 7, 2025, the transaction date, the Nasdaq closing price of the Company’s Shares was $0.3960 per Share. As a result, the negotiated price represented a moderate discount (9.09% off) on the prevailing market trading price, which is customary for privately negotiated block transactions. Accordingly, Mr. Man held a candid view that the agreed purchase price represented fair and reasonable market value, reflective of an investment purpose on the part of the Purchasers and consistent with their bearing the full economic and market risks inherent in such an investment.

Beyond the terms setting forth the Share quantity acquired and consideration paid, each SPA contains standardized substantive terms, which include, among other provisions:

●	an acknowledgement by the Purchaser that the Shares are unregistered securities and are restricted securities as defined under applicable U.S. securities laws;

●	a provision stipulating that completion of the Share transfer shall occur immediately upon execution of the SPA;

●	mutual representations and warranties, whereby (a) Mr. Man represents possession of requisite legal power, authority, and capacity to enter into the SPA and perform his obligations thereunder, and (b) each Purchaser represents it has taken all requisite corporate actions necessary to authorize execution and performance of its obligations under the SPA;

●	a confidentiality covenant prohibiting either party from publicly announcing the transaction without prior written approval from the other party, except as otherwise required by applicable laws, rules, the SEC, or other governmental or regulatory authorities;

●	a choice-of-law provision that establishes the agreement shall be governed by, and construed in accordance with, the laws of Hong Kong.

(ii)	why the company has elected to register the resales by these selling shareholders

The Company is seeking to register all ordinary shares held by both (a) non-affiliate shareholders and (b) affiliate shareholders who have held their ordinary shares for more than one year, in each case who have specifically expressed an interest to the Company in having their ordinary shares registered.

The Purchasers referenced herein each constitute non-affiliate shareholders who purchased their respective Ordinary Shares directly from Mr. Man, in the transactions that closed on April 7, 2025. Mr. Man, as an affiliate, has continuously held his ordinary shares for a period exceeding three years. All of these Selling Shareholders expressly communicated their interests to the Company in having these Ordinary Shares registered. After careful consideration of their requests, the Company decided to register the ordinary shares of these Selling Shareholders in order to enhance the liquidity of their holdings and provide greater flexibility in trading those shares.

(iii)	why such resales are being registered at this time.

The resale shares are being registered at this time to provide the Selling Shareholders with greater liquidity and flexibility in freely trading their Ordinary Shares. As explicitly set forth in the respective SPAs, each of the Purchasers expressly acknowledged and agreed that the Shares acquired by them constituted unregistered, restricted securities. Considering (a) the length of the holding periods, which exceed three years in the case of Mr. Man Siu Ming and date back to April 2025 for each of the other Selling Shareholders, (b) the affiliate status of Mr. Man Siu Ming and the non-affiliate status of all other Selling Shareholders, and (c) the clearly expressed intentions of these Selling Shareholders to enhance liquidity of their investments through a resale registration, the Company has concluded that registering these Shares at this time is appropriate and consistent with market practice.

Having established that: (a) the sales of the Shares by Mr. Man Siu Ming to the Purchasers were conducted through arm’s-length negotiations at fair and reasonable market prices; (b) the Selling Shareholders have held these Shares for periods exceeding three years for Mr. Man Siu Ming and at least several months (since April 2025) for the other Selling Shareholders; (c) the Selling Shareholders have borne full economic and market risk relating to their investment; (d) except for Mr. Man Siu Ming, none of the Selling Shareholders is an affiliate of the Company; (e) none of the Selling Shareholders has received, or will receive, any commission or other payment from the Company in connection with the resale of their respective resale shares, the Company respectfully submits that the registration of the Shares for resale by the Selling Shareholders pursuant to the Registration Statement is a valid secondary offering under Rule 415(a)(1)(i).

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Sanny Choi or Kevin Dong of CFN Lawyers LLC at (646) 386-8128 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Sanny Choi CFN Lawyers LLC